# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navitas Semiconductor Corp, CIK 0001821769
CUSIP: 63942X106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503
Date of event which requires filing of this statement: 05/27/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-000634
Filed by CIK 0001943408
Persons authorized to receive notices and communications: Ranbir Singh, 17141 Collins Ave, Unit 4301, Sunny Isles Beach, Florida (FL), 33160, 703-468-0487; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Singh Ranbir (CIK 0001943408): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 14,943,475; shared voting power 0; sole dispositive power 14,943,475; shared dispositive power 0; aggregate amount beneficially owned 14,943,475 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Navitas Semiconductor Corp
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Dr. Singh is pleased by the Board's decision to seek to declassify itself through the inclusion of a declassification proposal for stockholder approval in the Issuer's recently filed proxy statement. Dr. Singh looks forward to continuing to work constructively with his fellow Board members to support the Issuer and enhance value for all stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of the date hereof, Dr. Singh beneficially owned directly 14,943,475 Shares, constituting approximately 6.4% of the Shares outstanding, which is based upon 233,713,166 Shares outstanding, as of May 8, 2026, which is the total number of Shares outstanding as reported in the Issuer's Prospectus on Form 424B5 filed with the Securities and Exchange Commission on May 11, 2026.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

The transactions in the Shares by the Reporting Person since the filing of Amendment No. 2 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Singh Ranbir: /s/ Ranbir Singh, Ranbir Singh (05/29/2026)